# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: KORE Group Holdings, Inc., CIK 0001855457
CUSIP: 000000000
Title of class of securities: Warrants to Purchase Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 1155 Perimeter Center West, 11thFloor, Atlanta, Georgia (GA), 30338
Date of event which requires filing of this statement: 02/26/2026
Amends the filing with accession number 0001104659-23-119980
Filed by CIK 0001999695
Persons authorized to receive notices and communications: Nadir Nurmohamed, Searchlight IV KOR, L.P., 745 5th Avenue - 27th Floor, New York, New York (NY), 10151, (212) 293-3730

## Reporting persons
- Searchlight IV KOR, L.P. (CIK 0001999695): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,404,942; shared voting power 0; sole dispositive power 2,404,942; shared dispositive power 0; aggregate amount beneficially owned 2,404,942 (13.7% of the class)
  Comment: Row 7, Row 9 and Row 11 reflect the number of shares of common stock, par value $0.0001 per share ("Common Stock"), of KORE Group Holdings, Inc. (the "Issuer") issuable to Searchlight IV KOR, L.P. upon the exercise of the warrant to purchase up to 2,360,000 shares of Common Stock at an exercise price of $0.05 per share issued on November 9, 2023 (the "Warrant") and the warrant to purchase up to 44,942 shares of Common Stock at an exercise price of $0.05 per share issued on December 13, 2023 (the "Additional Warrant"), as further discussed in Items 1, 4 and 6 herein, giving effect to the Issuer's 1-for-5 reverse stock split that became effective on July 1, 2024 (the "Reverse Stock Split").
  
  The percentage in Row 13 is calculated based on 17,539,937 shares of Common Stock outstanding as of November 10, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 12, 2025.
- Searchlight Capital Partners IV GP AGG, LLC (CIK 0001999764): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,404,942; shared voting power 0; sole dispositive power 2,404,942; shared dispositive power 0; aggregate amount beneficially owned 2,404,942 (13.7% of the class)
  Comment: Row 7, Row 9 and Row 11 reflect the number of shares of Common Stock issuable to Searchlight IV KOR, L.P. upon the exercise of Warrant and the Additional Warrant, which may be deemed to be beneficially owned by Searchlight Capital Partners IV GP AGG, LLC, as further discussed in Items 1, 4 and 6 herein, giving effect to the Reverse Stock Split.
  
  The percentage in Row 13 is calculated based on 17,539,937 shares of Common Stock outstanding as of November 10, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 12, 2025.
- Searchlight Capital Partners IV GP, L.P. (CIK 0001999785): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,404,942; shared voting power 0; sole dispositive power 2,404,942; shared dispositive power 0; aggregate amount beneficially owned 2,404,942 (13.7% of the class)
  Comment: Row 7, Row 9 and Row 11 reflect the number of shares of Common Stock issuable to Searchlight IV KOR, L.P. upon the exercise of Warrant and the Additional Warrant, which may be deemed to be beneficially owned by Searchlight Capital Partners IV GP, L.P., as further discussed in Items 1, 4 and 6 herein, giving effect to the Reverse Stock Split.
  
  The percentage in Row 13 is calculated based on 17,539,937 shares of Common Stock outstanding as of November 10, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 12, 2025.
- Searchlight Capital Partners IV GP, LLC (CIK 0002000946): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,404,942; shared voting power 0; sole dispositive power 2,404,942; shared dispositive power 0; aggregate amount beneficially owned 2,404,942 (13.7% of the class)
  Comment: Row 7, Row 9 and Row 11 reflect the number of shares of Common Stock issuable to Searchlight IV KOR, L.P. upon the exercise of Warrant and the Additional Warrant, which may be deemed to be beneficially owned by Searchlight Capital Partners IV GP, LLC, as further discussed in Items 1, 4 and 6 herein, giving effect to the Reverse Stock Split.
  
  The percentage in Row 13 is calculated based on 17,539,937 shares of Common Stock outstanding as of November 10, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 12, 2025.

## Item 1. Security and Issuer
Title of class of securities: Warrants to Purchase Common Stock, $0.0001 par value
Name of issuer: KORE Group Holdings, Inc.
Address of issuer's principal executive offices: 1155 Perimeter Center West, 11thFloor, Atlanta, Georgia (GA), 30338
Comment: This Amendment No. 7 (this "Amendment No. 7") to Schedule 13D amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on November 20, 2023, as amended by Amendment No. 1, dated as of December 15, 2023, Amendment No. 2, dated as of December 19, 2024, Amendment No. 3, dated as of August 5, 2025, Amendment No. 4, dated as of November 4, 2025, Amendment No. 5, dated as of November 25, 2025, Amendment No. 6, dated as of January 2, 2026 and Amendment No. 7, dated as of February 13, 2026 (as it may be amended from time to time, collectively, the "Schedule 13D"), relating to KORE Group Holdings, Inc. (the "Issuer"). Except as set forth herein, the Schedule 13D is unmodified. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

Merger Agreement

On February 26, 2026, the Issuer (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with KONA Parent, L.P. ("Parent"), and KONA Merger Sub Co., a wholly owned subsidiary of Parent ("Merger Sub"), pursuant to which, subject to the terms and conditions thereof, Merger Sub will merge with and into the Company (the "Merger") with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent. Searchlight Capital IV, L.P., Searchlight Capital IV PV-A, L.P., Searchlight Capital IV PV-B, L.P. (the "Guarantors") and certain affiliates of Searchlight Capital Partners, L.P. have committed to provide equity financing to Parent to fund the transactions contemplated by the Merger Agreement, as described below. The Merger Agreement was approved unanimously by all the members present at a special meeting the board of directors of the Company (the "Board"), acting upon the unanimous recommendation of a special committee consisting of only independent and disinterested directors of the Company (the "Special Committee").

Subject to the terms and conditions set forth in the Merger Agreement, at the Effective Time (as defined in the Merger Agreement), each share of common stock of the Company ("Company Common Stock") issued and outstanding immediately prior to the Effective Time (other than (i) shares held by Parent or Merger Sub, including shares contributed to Parent pursuant to certain rollover agreements that are being entered into in connection with the Merger, (ii) shares held by the Company as treasury stock and (iii) shares held by stockholders who have properly exercised and perfected appraisal rights under Delaware law) will be cancelled and converted into the right to receive an amount in cash equal to $9.25 per share, without interest and subject to any applicable withholding taxes (the "Merger Consideration"). Each share of Series A-1 Preferred Stock of the Company, all of which shares are held by Searchlight IV KOR, L.P. ("Searchlight"), will remain outstanding after the Merger.

At the Effective Time, each restricted stock unit ("RSU") outstanding immediately prior to the Effective Time will be automatically converted into a right to receive a cash based award (a "Parent Equity Cash Award") in an amount equal to the product of (i) the number of shares of Company Common Stock subject to such RSU immediately prior to the Effective Time multiplied by (ii) the Merger Consideration. Each Parent Equity Cash Award will remain outstanding after the Effective Time and will be subject to the same terms and conditions that applied to the corresponding RSU immediately prior to the Effective Time, including the applicable vesting schedule, acceleration (including double-trigger vesting protection) and payment timing provisions.

Long term cash awards that are subject to performance based vesting conditions and are outstanding immediately prior to the Effective Time ("Cash Awards") will remain outstanding after the Effective Time and will continue to be eligible to vest and become payable upon achievement, through the end of the applicable performance period, of the performance based vesting conditions applicable to such Cash Awards immediately prior to the Effective Time, subject to the same terms and conditions that applied to such Cash Award prior to the Effective Time, including vesting schedule, acceleration (including double-trigger vesting protection) and payment timing provisions. Cash Awards that are subject only to service based vesting conditions (or that were previously subject to performance based vesting conditions with respect to which the performance period ended prior to the Effective Time) and are outstanding immediately prior to the Effective Time will remain outstanding after the Effective Time and will continue to be eligible to vest and become payable upon satisfaction of the applicable service based vesting conditions in effect immediately prior to the Effective Time, subject to the same terms and conditions that applied to such Cash Award prior to the Effective Time, including vesting schedule, acceleration (including double-trigger vesting protection) and payment timing provisions.

The consummation of the Merger is subject to conditions, including, among others:

* the adoption of the Merger Agreement by (i) the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon and (ii) the holders of a majority of the votes cast by the Disinterested Stockholders (as defined in the Merger Agreement), which excludes Searchlight and its affiliates, Abry Partners, LLC and its affiliates ("Abry"), the other Rollover Stockholders (as defined in the Merger Agreement), certain officers of the Company and members of the Board affiliated with Searchlight, Abry or the other Rollover Stockholders (such approvals, collectively, the "Requisite Company Stockholder Approval");

* the expiration or termination of the applicable waiting period (and any extensions thereof) under the HSR Act (as defined in the Merger Agreement), and the receipt of any other required approvals under applicable antitrust laws;

* the receipt of certain required approvals from the CFIUS (as defined in the Merger Agreement);

* the absence of any order, injunction or decree restraining, enjoining or otherwise prohibiting or making illegal the consummation of the Merger;

* the accuracy of the representations and warranties contained in the Merger Agreement, subject to customary materiality qualifications and "material adverse effect" qualifications, as of the date of the Merger Agreement and as of the closing, and the performance in all material respects of the covenants and agreements contained in the Merger Agreement by each of the parties; and

* since the date of the Merger Agreement, the absence of any Material Adverse Effect (as defined in the Merger Agreement).

The Merger Agreement contains customary representations and warranties of the Company. Additionally, the Merger Agreement provides for customary pre-closing covenants of the Company, including (i) covenants relating to conducting its business in the ordinary course and refraining from taking certain types of actions without Parent's consent, and (ii) certain "no-shop" restrictions that restrain the Company's ability to solicit alternative acquisition proposals from third parties or to provide information to third parties or engage in discussions with third parties, in each case, in connection with alternative acquisition proposals, subject to certain exceptions. The Merger Agreement also contains customary representations, warranties and covenants of Parent and Merger Sub, including, among others, covenants by Parent and Merger Sub to use their reasonable best efforts to take all actions, subject to certain exceptions, that are necessary, proper or advisable to obtain regulatory approval for the Merger under applicable laws, including the HSR Act and from the CFIUS.

Notwithstanding the "no-shop" restrictions, prior to obtaining the Requisite Company Stockholder Approval, the Company may under certain circumstances provide non-public information to, and participate in discussions and negotiations with, third parties with respect to an unsolicited bona fide written Acquisition Proposal that did not result in a breach of the no-shop restrictions that the Board (upon the recommendation of the Special Committee) or the Special Committee has determined in good faith, and after consultation with its financial advisor and outside legal counsel, constitutes or is reasonably likely to result in a Superior Proposal.

A "Superior Proposal" is a bona fide written Acquisition Proposal (as defined in the Merger Agreement, except that the references in the definition thereof to "25 percent or more" shall be replaced with references to "50 percent") by a Person or Group (other than Parent, Merger Sub and their respective affiliates) that the Board (upon the recommendation of the Special Committee) or the Special Committee determines in its good faith judgment, after consultation with its financial advisors and outside legal counsel, would, if consummated, result in a transaction that is more favorable from a financial point of view to the stockholders of the Company (in their capacities as such) than the Merger, and after taking into account (x) any revisions to the Merger Agreement, the Guarantee and the financing committed to by Parent in writing prior to the time of such determination proposed by Parent in a manner that would be binding if accepted; and (y) those factors and matters deemed relevant by the Board (upon the recommendation of the Special Committee) or the Special Committee.

Prior to obtaining the Requisite Company Stockholder Approval and subject to the terms contained in the Merger Agreement, the Board (upon the recommendation of the Special Committee) or the Special Committee may, among other things, (1) change its recommendation that the Company's stockholders adopt the Merger Agreement or (2) terminate the Merger Agreement to enter into a definitive acquisition agreement providing for a Superior Proposal, subject to complying with notice and other specified conditions, including giving Parent the opportunity to propose revisions to the terms of the Merger Agreement during a match right period. Notwithstanding a change in the recommendation by the Board (upon the recommendation of the Special Committee) or by the Special Committee, unless the Company terminates the Merger Agreement, the Company is still required to convene the meeting of its stockholders for the purpose of obtaining the Requisite Company Stockholder Approval.

The Merger Agreement contains certain termination rights for the Company and Parent, including, among others, the right of (1) either the Company or Parent to terminate the Merger Agreement if the Merger has not been consummated by August 26, 2026 (the "Outside Date"), subject to an extension of the Outside Date to November 27, 2026, if certain closing conditions relating to regulatory approvals and the absence of legal prohibitions have not been satisfied by such date but all other conditions are satisfied or capable of being satisfied, (2) either party to terminate the Merger Agreement if the Requisite Company Stockholder Approval is not obtained at the Company Stockholders Meeting, (3) either party to terminate the Merger Agreement if a court or other governmental authority has issued a final, non appealable order permanently enjoining or otherwise prohibiting the Merger, (4) Parent to terminate the Merger Agreement in the event of certain uncured breaches by the Company of its representations, warranties or covenants that would cause certain closing conditions not to be satisfied, (5) the Company to terminate the Merger Agreement in the event of certain uncured breaches by Parent or Merger Sub of their representations, warranties or covenants that would cause certain closing conditions not to be satisfied, (6) Parent to terminate the Merger Agreement if the Company or any of its subsidiaries enters into an alternative acquisition agreement or if prior to obtaining the Requisite Company Stockholder Approval, a Change of Recommendation (as defined in the Merger Agreement) shall have been made or occurred, (7) the Company to terminate the Merger Agreement, prior to obtaining the Requisite Company Stockholder Approval, in order to enter into a definitive acquisition agreement providing for a Superior Proposal, subject to the Company's compliance with the terms of the Merger Agreement, (8) the Company to terminate the Merger Agreement if Parent fails to close the Merger when required to do so (and within three business days after notice from the Company) and (9) both parties to terminate the Merger Agreement by mutual written consent. Each such termination referenced in the foregoing sentence, when initiated by the Company, is subject to the approval or prior favorable recommendation of the Special Committee.

Upon termination of the Merger Agreement under specified circumstances, the Company will be required to pay Parent a termination fee of approximately $7,200,000 (the "Company Termination Fee").

Upon termination of the Merger Agreement under specified circumstances, Parent will be required to pay the Company a termination fee in an amount equal to $12,000,000 (the "Parent Termination Fee").

Following the Effective Time of the Merger, the Company's common stock is expected to be delisted from the New York Stock Exchange and deregistered under the Securities Exchange Act of 1934, as amended, and the Company's public warrants are expected to be delisted from the OTC Pink Marketplace and deregistered under the Securities Exchange Act of 1934, as amended.

The foregoing summary of the Merger Agreement is qualified in its entirety by the full text of the Merger Agreement, which is attached hereto as Exhibit 14 and is incorporated by reference herein.

Equity Commitment Letter

Parent has obtained equity financing commitments from the Guarantors in an aggregate amount of $175,000,000 to fund the transactions contemplated by the Merger Agreement. The consummation of the Merger is not subject to a financing condition. The Company is entitled to specific performance, subject to the terms and conditions of the Merger Agreement (including with those conditions with respect to Parent obtaining any alternative debt financing) and the applicable equity commitment, to require each Guarantor to fund its respective equity commitment and Parent to close the Merger, if all closing conditions are met.

Limited Guarantee

Concurrently with the execution of the Merger Agreement, the Guarantors entered into a limited guarantee with the Company, pursuant to which the Guarantors have each provided a limited guaranty with respect to the payment of their pro rata portion of certain payment obligations of Parent and Merger Sub that may be owed to the Company under the Merger Agreement up to the applicable aggregate amount set forth therein.

Rollover, Voting and Support Agreement

Concurrently with the execution of the Merger Agreement, the Company entered into a Rollover, Voting and Support Agreement with Searchlight, pursuant to which, among other things, Searchlight has agreed to vote (or cause to be voted) all of the shares of Company Common Stock in favor of the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement and to contribute all of such shares to Parent immediately prior to the Effective Time. The Company also entered into (i) a Voting and Support Agreement with Cerberus Telecom Acquisition Holdings, LLC ("Cerberus"), pursuant to which, among other things, Cerberus has agreed to vote (or cause to be voted) all of the shares of Company Common Stock held by it in favor of the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement; and (ii) Voting and Support Agreements with Abry and Rollover, Voting and Support Agreements with Abry, pursuant to which, among other things, Abry has agreed to vote (or cause to be voted) all of the shares of Company Common Stock held by Abry in favor of the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement and to contribute all shares of Company Common Stock held by ABRY Partners VII, L.P. and ABRY Partners VII Co-Investment Fund, L.P., to Parent immediately prior to the Effective Time.

The foregoing summary of the Rollover, Voting and Support Agreement is qualified in its entirety by the full text of the Rollover, Voting and Support Agreement, which is attached hereto as Exhibit 15 and is incorporated by reference herein, as well as by the full text of the agreements which are incorporated by reference to Exhibits 10.1, 10.3 and 10.4 to the Current Report on Form 8-K filed by the Issuer with the Commission on February 27, 2026).

Joint Bidding and Cost Sharing Agreement

Concurrently with the execution of the Merger Agreement, Searchlight Capital Partners, L.P. and ABRY Partners VII, L.P. entered into a joint bidding and cost sharing agreement, pursuant to which the parties thereto agreed to certain terms and conditions that will govern the actions of Parent and Merger Sub and the relationship among the parties thereto with respect to the transactions contemplated by the Merger Agreement.

The foregoing summary of the Joint Bidding and Cost Sharing Agreement is qualified in its entirety by the full text of the Joint Bidding and Cost Sharing Agreement, which is attached hereto as Exhibit 16 and is incorporated by reference herein.

Amended and Restated Agreement

Concurrently with the execution of the Merger Agreement, Issuer and Searchlight amended the August 1 Agreement to extend the "Holiday Period" (as defined therein) to the earlier to occur of (i) the Effective Time and (ii) valid termination of the Merger Agreement in accordance with its terms. Additionally, (i) during the Holiday Period, Searchlight is permitted to exercise its Penny Warrants, and (ii) for 15 business days after the date of the Merger Agreement, Searchlight and Abry are permitted to have discussions and enter into additional rollover agreements with potential Rollover Stockholders.

The foregoing summary of the Amended and Restated Agreement is qualified in its entirety by the full text of the Amended and Restated Agreement, which is attached hereto as Exhibit 17 and is incorporated by reference herein.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Schedule 13D is hereby amended and supplemented to incorporate by reference the information set forth above in Item 4.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Act (filed previously).

Exhibit 2 Investment Agreement, dated as of November 9, 2023, by and between the Issuer and Searchlight IV KOR (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on November 9, 2023).

Exhibit 3 Amendment to Investment Agreement, dated as of December 13, 2023, by and between the Issuer and Searchlight IV KOR (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on December 13, 2023).

Exhibit 4 Amended and Restated Common Stock Purchase Warrant (Penny Warrant), dated as of December 13, 2023, issued by the Issuer to Searchlight IV KOR (incorporated by reference to Exhibit 4.2 to the Issuer's Current Report on Form 8-K filed on December 13, 2023).

Exhibit 5 Common Stock Purchase Warrant (Penny Warrant), dated as of December 13, 2023, issued by the Issuer to Searchlight IV KOR (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed on December 13, 2023).

Exhibit 6 Amended and Restated Investor Rights Agreement, dated as of November 15, 2023, by and among the Issuer, Searchlight IV KOR and certain stockholders of the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on November 16, 2023).

Exhibit 7 Certificate of Designations of Series A-1 Preferred Stock (incorporated by reference to Exhibit 3.1 to the Issuer's Current Report on Form 8-K filed on November 16, 2023).

Exhibit 8 Certificate of Designations of Series A-2 Preferred Stock (incorporated by reference to Exhibit 3.2 to the Issuer's Current Report on Form 8-K filed on November 16, 2023).

Exhibit 9 Agreement by and between the Issuer and Searchlight IV KOR, L.P., dated as of August 1, 2025 (incorporated by reference as Exhibit 9 to Amendment No. 3 to Schedule 13D of Searchlight IV KOR, L.P. filed on August 5, 2025).

Exhibit 10 Letter to Special Committee, dated as of November 3, 2025, from Searchlight and Abry (incorporated by reference as Exhibit 10 to Amendment No. 4 to Schedule 13D of Searchlight IV KOR, L.P. filed on November 4, 2025).

Exhibit 11 Amendment to August 1 Agreement by and between the Issuer and Searchlight IV KOR, L.P., dated as of November 25, 2025 (incorporated by reference as Exhibit 11 to Amendment No. 7 to Schedule 13D of Searchlight IV KOR, L.P. filed on February 17, 2026).

Exhibit 12 Amendment No. 2 to August 1 Agreement by and between the Issuer and Searchlight IV KOR, L.P., dated as of January 2, 2026 (incorporated by reference as Exhibit 12 to Amendment No. 7 to Schedule 13D of Searchlight IV KOR, L.P. filed on February 17, 2026).

Exhibit 13 Amendment No. 3 to August 1 Agreement by and between the Issuer and Searchlight IV KOR, L.P., dated as of February 13, 2026 (incorporated by reference as Exhibit 13 to Amendment No. 7 to Schedule 13D of Searchlight IV KOR, L.P. filed on February 17, 2026).

Exhibit 14 Agreement and Plan of Merger by and between the Issuer, KONA Parent L.P. and KONA Merger Sub Co., dated as of February 26, 2026 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Commission on February 27, 2026).

Exhibit 15 Rollover, Voting and Support Agreement by and between the Issuer, Searchlight IV KOR, L.P. and KONA Parent L.P., dated as of February 26, 2026 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the Commission on February 27, 2026).

Exhibit 16 Joint Bidding and Cost Sharing Agreement by and between Searchlight Capital Partners, L.P. and ABRY Partners VII, L.P., dated as of February 26, 2026.

Exhibit 17 Amended and Restated Agreement by and between the Issuer and Searchlight IV KOR, L.P., dated as of February 26, 2026.

## Signatures
- Searchlight IV KOR, L.P.: /s/ Andrew Frey, Andrew Frey, Authorized Person (02/27/2026)
- Searchlight IV KOR, L.P.: /s/ Searchlight Capital Partners IV GP AGG, LLC, General Partner (02/27/2026)
- Searchlight Capital Partners IV GP AGG, LLC: /s/ Andrew Frey, Andrew Frey, Authorized Person (02/27/2026)
- Searchlight Capital Partners IV GP, L.P.: /s/ Andrew Frey, Andrew Frey, Authorized Person (02/27/2026)
- Searchlight Capital Partners IV GP, L.P.: /s/ Searchlight Capital Partners IV GP, LLC, General Partner (02/27/2026)
- Searchlight Capital Partners IV GP, LLC: /s/ Andrew Frey, Andrew Frey, Authorized Person (02/27/2026)